                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*



                                 DONCASTERS plc
                       ----------------------------------
                                (Name of Issuer)


            Ordinary Shares of (Pounds)0.25 (twenty-five pence) each
    -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  257692 10 3
                          --------------------------
                                (CUSIP Number)


                                December 31, 2000
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [_] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 257692 10 3             13G                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Brookside Capital Partners Fund, L.P.
          EIN No.: 04-3313066
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
       0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
               PN
------------------------------------------------------------------------------

Item 1(a).  NAME OF ISSUER

     The name of the issuer to which this filing on Schedule 13G relates is DONCASTERS plc (the "Company").

Item 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     The principal executive offices of the Company are located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England.

Item 2(a).  NAME OF PERSON FILING

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P. (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware
           --------------
limited partnership ("Brookside Investors"), is the sole general partner of the
                      -------------------
Brookside Fund. Brookside Capital Investors, Inc., a Delaware corporation ("Brookside Inc."), is the sole general partner of Brookside Investors.
  --------------

Item 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Inc. is Two Copley Place, Boston, Massachusetts 02116.

Item 2(c).  CITIZENSHIP

     Each of the Brookside Fund, Brookside Investors and Brookside Inc. is organized under the laws of the State of Delaware.

Item 2(d).  TITLE OF CLASS OF SECURITIES

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Ordinary Shares of (Pounds)0.25 (twenty-five pence) each.

Item 2(e).  CUSIP NUMBER

     The CUSIP number of the Company's Sponsored ADRs, each representing two Ordinary Shares, is 257692 10 3.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a)  [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)  [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).
(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [_]  An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F).
(g)  [_]  A parent holding company or control person in accordance with
     (S)240.13d-1(b)(1)(ii)(G).
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

     [x]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
     BOX.

Item 4.     OWNERSHIP

Item 4(a).  AMOUNT BENEFICIALLY OWNED

     As of the close of business on December 31, 2000, the Brookside Fund owned 0 ADRs, of the Company.

Item 4(b).  PERCENT OF CLASS

     As of the close of business on December 31, 2000, the Brookside Fund owned 0% of the Ordinary Shares outstanding of the Company.

Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)   sole power to vote or to direct the vote:                  0

     (ii)  shared power to vote or to direct the vote:                0

     (iii) sole power to dispose or to direct the disposition of:     0

     (iv)  shared power to dispose or to direct the disposition of:   0


Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checked the following [X].

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

Item 10.  Certification

          Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of securities outstanding, the reporting person has no further obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons has no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:  February 14, 2001


                                   BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                        By: /s/ Roy Edgar Brakeman, III
                                            --------------------------------
                                              Name:  Roy Edgar Brakeman, III
                                              Title: Managing Director